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                                                                     Exhibit 8.2


August 20, 1996

PRIVATE & CONFIDENTIAL
Frances P. Puhl, Esq.
Vice President and General Counsel
Associated Wholesale Grocers, Inc.
P.O. Box 2932
Kansas City, KS 66110-2932

Dear Ms. Puhl:

You have requested the opinion of KPMG Peat Marwick LLP as to the federal income tax consequences to the members of Associated Wholesale Grocers, Inc. (AWG) of the proposed transaction whereby AWG will convert from a corporation operating as a cooperative to a regular corporation for U.S. income tax purposes. In conjunction with the conversion of AWG into a regular corporation, the members of AWG will exchange their membership interests and AWG Class A and Class B shares for shares of stock in a newly-created holding company, Associated Wholesale Grocers Group, Inc. (Group). Our opinion is based solely upon the assumptions contained herein as well as the documents that we have reviewed. We assume for purposes of this opinion that the transactions detailed in the documents we have reviewed are consummated in accordance with the terms of those documents./1/

                               Scope of Opinion

We assume that the facts and assumptions as set forth in the "FACTS", "PROPOSED TRANSACTION" and "ASSUMPTIONS" sections of this letter provide an accurate and

-------------------------

/1/ We have obtained this information from a draft Form S-4 filing for Group dated July 1, 1996, a memorandum from Joe Campbell of AWG dated March 28, 1996, two memoranda from James M. Ash of Blackwell Sanders dated May 17, 1996, and a memorandum from Burton B. Smoliar of Blackwell Sanders dated June 13, 1996.
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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996



complete description of the facts of the proposed transaction, and we have made no independent inquiry as to verify any of them. Any variance or omission in the facts and circumstances or assumptions may adversely affect our views stated herein.

Please note that our opinion is limited in scope as to the federal income tax consequences to the nondissenting AWG members of the transfer of their membership interests and Class A and Class B shares to Group for shares of Group stock. We express no opinion herein as to the federal income tax consequences to any other party to the proposed transaction or with respect to any other issues which may arise concerning the proposed transaction. Further, we express no opinion as to the federal tax consequences of the receipt of options under the Recent Shareholder Option Program to any of the parties involved in the transaction.

                                     FACTS

The relevant facts, as we understand them, are as follows:

AWG

 .    AWG is a domestic corporation incorporated as a Missouri corporation circa
     1926. AWG has, since the early 1950's operated on a cooperative basis for federal income tax purposes under section 1381(a)(2)./2/ As such, the majority of AWG'S sales have been made to AWG members (which primarily operate as retail grocery stores) who have purchased products pursuant to patronage rights and receive annual patronage rebates with respect to their purchases.

 .    AWG is the common parent corporation of a group of corporations that files a consolidated federal income tax return. Each subsidiary of AWG operates on a non-cooperative basis.


-----------------------------
/2/ All section references, unless otherwise noted, are to the Internal Revenue Code of 1986 (the "Code"), as amended, and the regulations promulgated thereunder.

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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996

 . AWG has two classes of common stock outstanding. Class A is a voting common stock. Class B is a non-voting common stock. Each member of AWG is required to purchase and own 15 shares of the Class A common stock irrespective of the volume of their purchases from AWG, while no members are required to purchase or own any of the Class B common stock. (The Class B common stock was issued circa 1987 to the then-existing members of AWG. Very few members since that time have purchased any Class B shares.) In excess of 300 independent members each hold at least 15 shares of AWG Class A stock. A number of groups own more than one group of 15 shares of Class A shares. This situation arises in a limited number of cases where the members own their retail grocery stores, and have AWG membership, in more than one legal entity.

 . The by-laws of AWG provide that any member desiring to dispose of its AWG shares must first offer such shares to AWG. AWG must agree to buy back the shares at a formulae price. Additionally, the by-laws and articles of incorporation AWG are silent with respect to addressing the amounts a member would receive in the event of a liquidation of AWG.

 . AWG pays its annual patronage distribution in the form of cash and written notices of allocation (referred to herein as"patronage rebate certificates"). The patronage rebate certificates are in the form of interest-bearing notes, with a fixed maturity of seven years. AWG pays interest annually on the notes and redeems the certificates as they mature. The notes are treated as debt for federal income tax purposes, and the interest expense is deducted by AWG. (For purposes of this opinion letter, we are assuming that the "patronage rebate certificates" constitute valid debt for federal income tax purposes.)

 . AWG annually retains some income and pays income tax thereon. In addition, the annual after-tax earnings of the non-cooperative subsidiaries are retained to increase the book value of the consolidate group. Members retiring annually from AWG receive the formula price determined for the year that they cease to be a member of AWG.

Associated Wholesale Grocers Group, Inc. (Group)
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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996


 .    Group is a wholly-owned domestic subsidiary of AWG which was formed in
     August, 1996, under Kansas law in order to effect the proposed transaction. Before the proposed transaction, Group will have only nominal assets and liabilities and no income. After the proposed transaction, Group will be a holding company for AWG.

AWG Merger Corp.

 .    AWG Merger Corp. (Mergeco) was formed in August, 1996, under Missouri law as a wholly-owned stock corporation of Group in order to effect the proposed transaction. Before the proposed transaction, Mergeco will have only nominal assets and liabilities and no income. Mergeco will be merged into AWG as part of the transaction.

                             Proposed Transaction

The steps of the proposed transaction are as follows:

1. As a result of the merger of Mergeco into AWG, with AWG as the surviving entity, the nondissenting AWG members will transfer their Class A and Class B shares, as well as all their other rights in AWG to Group in exchange for newly-issued Group common shares. Certain recent members of AWG will also receive Group stock options, as further discussed below. Dissenting AWG members will receive cash equal to the fair market value of their AWG shares.

     Thus after the merger of Mergeco into AWG, Group will own 100 percent of AWG which will continue to own its subsidiaries. As a result of the acquisition by Group of AWG, AWG will cease to be a cooperative and become a regular corporation. Such conversion of AWG from a cooperative will not involve, either directly or constructively, the transfer of the assets of AWG, after its acquisition by Group, to another corporation.

2. Group will issue additional shares to the public in an initial public offering (IPO). The shares offered to the public could exceed 30 percent of the total outstanding Group shares. The IPO will be a "firm commitment" underwriting whereby the underwriter will contractually bind itself to purchase a specified number of Group
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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996




    shares. It is expected that most of the AWG shares purchased by the underwriter will be resold.

Following the proposed transaction, Group will take the following steps:

1. Group will transfer a portion of the IPO proceeds to AWG to effect the early redemption of certain outstanding patronage rebate certificates and to repay all member deposit certificates. Members having patronage rebate certificates having an aggregate face value of less than $1 million will have such certificates redeemed early by AWG for cash at face value. Members having patronage rebate certificates that have an aggregate face value of $1 million or more will not have such certificates redeemed early and will be paid as such certificates mature. Any patronage rebate certificates which are redeemed will be redeemed by AWG, rather than acquired by Group.

    No additional debt will be created in the proposed transaction and no debt will be distributed to the transferors.

2. AWG will pay cash to the pre-transaction AWG members for the patronage rebates relating to the short cooperative year created as a result of the proposed transaction. A portion of the net proceeds of the initial public offering may be used by AWG to redeem a portion of the outstanding AWG patronage certificates.

3. Group will institute two separate stock option plans for recent members and new customers, as follows:

    The Recent Shareholder Option Program will apply to members who acquired their initial AWG shares after a specified "program beginning" date (after January 1, 1996). The goal of this plan is to give these new AWG members incentive to maintain a buying relationship with AWG following the proposed transaction, as such members would receive few Group shares under the conversion formula (described below) due to their short history of purchases from AWG. These options will be granted concurrently with the IPO and will be exercisable at the IPO price per share during only a 90-day period beginning three years after the grant date. A respective recent member's options will lapse if throughout the three-year period


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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996



     such recent member does not maintain a specified level of purchasing activity from AWG.

     The New Customer Incentive Program will be aimed at replacing the incentive of patronage rebates that AWG has heretofore as a cooperative been able to offer new retailers. Approximately five percent of Group's outstanding shares immediately following the IPO will be reserved for issuance under this option program. Group will have complete discretion as to which new customers are granted options and, if so, how many options will be granted. These options will be granted at the market price of the Group stock at the grant date and will be exercisable for only a 90-day period at the end of three years from the grant date. A respective new customer's options will lapse if throughout the three-year period such new customer does not maintain an anticipated level of purchasing activity from AWG. The Group shares to be issued under these options will be freely-transferable.

The following additional facts are relevant to the proposed transaction:

 .    The amount of Group shares to be received by each nondissenting member will be determined under a conversion formula. Such conversion formula will essentially provide that a portion of the total value of Group shares to be distributed will be allocated among the nondissenting AWG members based upon the book value of their current stock ownership in AWG. Given that the book value of all shares of AWG common stock was approximately $27,700,000 as of June 15, 1996 and that the AWG board of directors, based on a valuation analysis prepared by AWG's investment banker, has estimated the current fair market value of AWG to be approximately $500,000,000, the allotment of Group shares based on book value will approximate six percent of the Group shares outstanding. The approximate 94 percent of Group shares remaining will be allocated among the nondissenting AWG members based upon their relative volume of qualifying purchases from AWG during the prior seven fiscal years plus the current year through and including September 7, 1996. (Note that these percentages assume that there are no dissenting AWG members.)
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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996



 .    Shares of Group issued to the nondissenting AWG members will be nontransferable for a period of two years, except in limited circumstances.

 .    Shares of Group bought by the public will be freely-transferable.

 .    We understand that AWG's management has the option to terminate the proposed transaction subsequent to shareholder approval of such, should AWG be unable to secure a satisfactory firm commitment underwriting contract for the IPO.

                                 ASSUMPTIONS

In addition to the facts set forth above, the following assumptions have been made in connection with the proposed transaction:

1. The fair market value of the Group stock to be received by the transferors (the members of AWG and the public investors) will, in each instance, be approximately equal to the fair market value of the property transferred to Group.

2. The total amount of shares of Group issued for services rendered or to be rendered to or for the benefit of Group in connection with the proposed transaction will not exceed twenty percent of the total Group shares outstanding after the transaction.

3.   No stock will be issued for indebtedness of either Group or AWG.

4. The transferors will not retain any rights in the property transferred to Group.

5. Group will not assume any liabilities of any of the transferors nor will any of the property transferred to Group be subject to any liabilities.

6. None of the property transferred to Group in the proposed transaction was received in the liquidation of another corporation.

7. There is no indebtedness between the transferors and Group, and there will be no indebtedness created in favor of any of the transferors as a result of the proposed transaction.
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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996



8. The transfers and exchanges will occur under a plan agreed upon before the transaction in which the rights of the parties are defined.

9.   All exchanges will occur on approximately the same date.

10. There is no present plan or intention on the part of Group, or any entity related to Group to redeem or otherwise reacquire any stock to be issued in the proposed transaction.

11. The transferors of property to Group will be in control of Group within the meaning of section 368(c) (eighty percent of all the shares of Group entitled to vote as well as eighty percent of each separate class of Group nonvoting shares), taking into account any sales or other dispositions of Group shares that are pursuant to a binding commitment entered into by any of the transferors prior to or contemporaneous with the transfer to Group, shares of Group stock issued for services rendered or to be rendered to Group/AWG, and any shares of Group stock issued to a member of AWG that is under the jurisdiction of a court in a title 11 or similar case (within the meaning of section 368(a)(3)(A)), to the extent that the Group shares received are used to satisfy the indebtedness of the debtor.

12. Group will remain in existence and retain the property transferred to it as a holding company.

13. AWG will remain in existence as a wholly-owned subsidiary of Group and will continue its trade or business.

14. The active AWG subsidiaries will remain in existence as subsidiaries of AWG and will continue their trades or businesses.

15. The structure of the transaction does not contemplate the disposal by Group of the transferred property other than in the normal course of business operations.

16. Each of the parties to the transaction will pay its own expenses, if any, to be incurred in connection with the proposed transaction.
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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996



17. Group will not be an investment company within the meaning of section 351(e)(1) and Reg. Sec. 1.351-1(c)(1)(ii) as its assets will constitute the shares of AWG.

18. Other than one situation, none of the transferors are, as of the date of the transaction, under the jurisdiction of a court in a Title 11 or similar case (within the meaning of section 368(a)(3)(A)), and the stock received in the exchange will not be used to satisfy the indebtedness of such debtor.

19. There exists no plan or intention on the part of the transferors to liquidate or merge Group or to dispose of any of the Group stock received by them in the transaction.

20. Neither the transferors nor any person acquiring shares of Group pursuant to an offering of such shares will retain any rights in the property transferred to Group other than through ownership of Group shares.

21. The IPO of Group shares will be effected by a firm commitment underwriting whereby the underwriters will have "transitory" ownership of the Group shares, as defined in Reg. Sec. 1.351-1(a)(3)(i).

22. None of the optionees under either the Recent Member Option Adjustment Program or the New Customer Incentive Program are or will be subject to a binding commitment to exercise any options.

                                   OPINIONS
Based on the facts and representations set forth above, it is the opinion of KPMG Peat Marwick, LLP that:

1. No gain or loss should be recognized by any of the AWG members upon the transfer of their AWG Class A shares, AWG Class B shares and their membership rights to Group to the extent that they receive shares of Group stock. Section 351.

2. The basis of the Group stock to be receive by each member of AWG that receives shares of Group in the transaction will be the same as the basis of the property transferred by each transferor to Group immediately prior to the exchange, increased
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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996



    by the gain recognized (if any) to any of the transferors upon the exchange, and reduced by the value of property, other than the shares of Group, received by them from Group in the exchange. Section 358(a)(1).

3. The holding period of the Group stock to be received by a transferor will include the period during which the transferor held the property which will be transferred to Group, provided the property transferred by the transferor is held as a capital asset on the date of the exchange. Section 1223(1).

4. The merger of Mergeco with and into AWG will be disregarded for federal income tax purposes. Rev. Rul. 73-427, 1973-2 C.B. 301.


Our conclusions are based on the completeness and accuracy of the above-stated facts and assumptions. If any of the foregoing is not entirely complete or accurate, it is imperative that we be informed immediately, as the inaccuracy or incompleteness could have a material effect on our conclusions. We are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and the judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes also could have an effect on the validity of our conclusions. Unless you specifically request otherwise, we will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof.

We consent to the filing of this opinion as an Exhibit to the Registration Statement and to reference to this opinion and to KPMG Peat Marwick LLP under the heading "Federal Income Tax Consequences of the Merger" in the Proxy Statement/Prospectus. In giving this consent, we do not admit or imply that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,





KPMG Peat Marwick LLP



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Ms Frances P. Puhl, Esq.
Associated Wholesale Grocers, Inc.
August 20, 1996



SCW:mhf

cc:
Mr. G.P. "Rusty" Jandl - KPMG
Mr. Mike Koeppen - KPMG
Mr. Burton Smoliar - Blackwell Sanders